                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 1997

                             INTRAWEST CORPORATION
                              (REGISTRANT'S NAME)

          200 BURRARD STREET, SUITE 800, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F     Form 40-F X
                                     ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .
                                      -------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands of dollars except per share amounts)
                                  (unaudited)

                                  Nine Months Ended March 31
                                  --------------------------
                                       1997        1996
                                    ---------    ---------
Revenue
  Ski and resort operations         $ 231,528    $ 148,363
  Real estate sales                    83,515       56,427
  Rental properties                     2,204          486
  Income from equity accounted
   investment                           1,467        3,110
  Interest and other income             2,558        1,295
                                    ---------    ---------
                                      321,272      209,681
                                    ---------    ---------

Expenses
  Ski and resort operations           166,723      106,984
  Real estate costs                    68,899       51,198
  Rental properties                     1,452          397
  Interest                             14,079        9,486
  Depreciation and amortization        22,382       14,273
  General and administrative            6,030        6,148
                                    ---------    ---------
                                      279,565      188,486
                                    ---------    ---------
Income before income taxes,
 non-controlling interest and
 discontinued operations               41,707       21,195
                                    ---------    ---------
Provision for income taxes
  Current                               8,004          947
  Deferred                              1,880        1,023
                                    ---------    ---------
                                        9,884        1,970
                                    ---------    ---------
Income before non-controlling
  interest and discontinued
  operations                           31,823       19,225
Non-controlling interest                4,293        2,657
                                    ---------    ---------
Income from continuing operations      27,530       16,568
Results of discontinued
  operations                             (668)         638
                                    ---------    ---------
Income for the period               $  26,862    $  17,206
                                    =========    =========
Income per common share
Income from continuing operations   $    1.07    $    0.72
Net income (note)                   $    1.10    $    0.75
                                    =========    =========
Weighted average number of common
shares outstanding (in thousands)      25,711       23,046
                                    =========    =========


Note: Net income per common share includes income per common share from discontinued operations for the six months ended December 31, 1996, amounting to $0.03. From January 1, 1997, the results of discontinued operations accrue to the holders of the company's non-resort preferred (NRP) shares.

                          CONSOLIDATED BALANCE SHEETS
                           (in thousands of dollars)
                                  (unaudited)

                                      As at March 31
                                  ----------------------
                                     1997        1996
ASSETS
Current assets
  Cash and short-term deposits  $   34,029   $   24,227
  Other assets                      16,197        9,878
  Amounts receivable                67,751       49,530
  Properties
    Resort                          93,178       93,669
    Discontinued operations         14,631       64,798
                                ----------   ----------
                                   225,786      242,102

Ski and resort operations          458,609      249,142
Goodwill                            23,889       23,170
Properties
  Resort                           182,956      124,419
  Discontinued operations           64,680       90,503
Amounts receivable                  37,494       35,943
Other assets                        40,794       26,125
                                ----------   ----------
                                $1,034,208   $  791,404
                                ==========   ==========
LIABILITIES
Current liabilities
  Amounts payable               $   69,311   $   49,643
  Deferred revenue                  11,673        7,148
  Bank and other indebtedness,
   current portion                 108,557      126,581
                                ----------   ----------
                                   189,541      183,372
Bank and other indebtedness        397,315      281,116
Due to joint venture partners       13,994       14,904
Deferred revenue                     5,566        8,515
Deferred income taxes                1,880        1,023
Non-controlling interest
 in subsidiaries                    11,853        9,026
                                ----------   ----------
                                   620,149      497,956
                                ----------   ----------

SHAREHOLDERS' EQUITY
Capital stock                      293,806      199,947
Retained earnings                  114,162       90,598
Foreign currency
translation adjustment               6,091        2,903
                                ----------   ----------
                                   414,059      293,448
                                ----------   ----------
                                $1,034,208   $  791,404
                                ==========   ==========

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           (in thousands of dollars)
                                  (unaudited)

                                                    Nine Months Ended March 31
                                                    --------------------------
                                                       1997              1996
                                                     ---------        ---------
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations                            $  54,618        $  31,411
Recovery of costs through real estate sales             68,899           51,198
Increase in amounts receivable, net                    (24,287)         (10,140)
Acquisition and development of properties for sale    (101,662)        (114,538)
Other changes in non-cash operating working capital      4,337           15,823
Cash provided by discontinued operations                30,996           15,611
                                                     ---------        ---------
                                                        32,901          (10,635)
                                                     =========        =========
FINANCING ACTIVITIES
Bank and other borrowings, net                          40,070           92,880
Issue of capital stock                                  95,627              329
Dividends paid                                          (1,848)          (1,841)
Distributions to non-controlling interests              (2,346)          (2,339)
                                                     ---------        ---------
                                                       131,503           89,029
                                                     ---------        ---------
INVESTING ACTIVITIES
Proceeds from revenue-producing properties, net          4,956            7,404
Expenditures on ski and resort operation assets        (32,593)         (19,910)
Acquisition of ski resort assets and investments      (131,499)         (59,538)
                                                     ---------        ---------
                                                      (159,136)         (72,044)
                                                     ---------        ---------
Increase in cash and short-term deposits                 5,268            6,350
Cash and short-term deposits - beginning of period      28,761           17,877
                                                     ---------        ---------
Cash and short-term deposits - end of period         $  34,029        $  24,227
                                                     =========        =========

              CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

               (in thousands of dollars except per share amounts)
                                  (unaudited)

                                                     Nine Months Ended March 31
                                                     --------------------------
                                                        1997            1996
                                                     ----------       ---------
Income before non-controlling interest
 and discontinued operations                           $ 31,823        $ 19,225
Items not affecting cash
Depreciation and amortization                            22,382          14,273
Income from equity accounted investment                  (1,467)         (3,110)
Deferred income taxes                                     1,880           1,023
                                                       --------        --------
Cash flow from operations                              $ 54,618        $ 31,411
                                                       --------        --------
Cash flow per common share                             $   1.91        $   1.19
                                                       ========        ========

Note: Cash flow per common share is calculated after providing for non-controlling interest.


                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                           (in thousands of dollars)
                                  (unaudited)

                                                     Nine Months Ended March 31
                                                     --------------------------
                                                          1997          1996
                                                      ---------       ----------
Retained earnings - beginning of period
As previously reported                                $  90,385       $  75,233
Adoption of new accounting standard (note)               (1,237)             --
                                                      ---------       ---------
  As restated                                            89,148          75,233
Income for the period                                    26,862          17,206
Dividends                                                (1,848)         (1,841)
                                                      ---------       ---------
Retained earnings - end of period                     $ 114,162       $  90,598
                                                      =========       =========


Note: Effective July 1, 1996, the Company has adopted, on a retroactive basis, the new CICA pronouncement on financial instruments, resulting in a decrease in retained earnings at June 30, 1996 of $1,237,000 (March 31, 1996 - $nil), an increase in capital stock of $1,627,000 (March 31, 1996 - $1,627,000), a decrease in bank and other indebtedness of $390,000 (March 31, 1996 - $804,000) and an increase in discontinued operations properties of $nil (March 31, 1996 - $823,000). This change in accounting policy has increased the loss for the nine months ended March 31, 1997 by $107,000 ($nil for the nine months ended March 31, 1996).

To The Shareholders

In many ways, this was the biggest quarter in the Company's history. We listed on the New York Stock Exchange, raised $93 million through the issuance of 4,000,000 common shares, pre-sold over $70 million in real estate through our unique launch program, closed the Whistler Mountain and Copper Mountain transactions and acquired Mont Ste. Marie. During all of this activity, our operating team managed our resorts to record numbers and we recorded our most profitable quarter ever.

Operating Results

Income from continuing operations increased 66% over the comparable period in 1996, reflecting revenue growth and increased profitability from every part of the Company. This resulted in an increase in income per common share from continuing operations from $0.72 to $1.07. (The impact of the share offering, which occurred on April 1, is not reflected in these numbers.)

Revenue from ski and resort operations was $231.5 million, $83.1 million more than the prior year. While $74.1 million of the increase was due to the acquisitions of Whistler, Copper and Mont Ste. Marie with their 1.5 million skier visits, revenue from same resorts increased $9 million over the prior period. Although weather negatively impacted us at Snowshoe, our strategy of having a geographically diversified network of resorts paid off. Blackcomb experienced record results for its eleventh consecutive season, and Tremblant's skier visits increased 15% to new record levels. More importantly, revenue per visit on a same resort basis increased 6% over the prior year. Operating profit from ski and resort operations for the nine months was $64.8 million, 57% more than in fiscal 1996.

Real estate revenue, including membership sales at the Intrawest Resort Club, was $83.5 million, 48% more than the prior year due to significantly increased sales at Blackcomb, Tremblant and Keystone. Operating profit from real estate increased 181% from $5.2 million to $14.6 million as a result of this revenue growth, as well as higher margins at Blackcomb and Tremblant and improved profitability from the Resort Club.

The disposition of the non-resort assets is proceeding as expected. Detailed information with respect to these assets and the NRP shares will be provided in the fiscal year-end financial statements.

Developments in the Quarter

The most historic development in the quarter was our listing on the New York Stock Exchange (trading symbol IDR). In conjunction with the listing, Intrawest raised gross proceeds of $93 million on the sale of 4,000,000 common shares in the United States and Canada. Approximately $50 million of the net proceeds were used to reduce bank indebtedness. The remainder will be used for a variety of activities including expanding and enhancing ski operations at Whistler and Copper mountains as well as significant expansion of our real estate and Resort Club.

Another highlight in the quarter was the continued success of our real estate launches. Under our unique relationship marketing program, Intrawest's extensive database of Preferred Clients are offered early selection of units to be sold. During the quarter, five projects were pre-sold for total revenue of $74 million. This success was further highlighted in April when the 100-unit Lost Lake Lodge at Whistler was substantially sold out in just four hours. In just over a year, Intrawest has sold over 600 units across North America through its launch program, in addition to selling real estate in the traditional way. More importantly, we've been successful in a variety of locations across North America. For example, at Tremblant, the 62-unit Chateau Mont Tremblant was sold out in one weekend; at Keystone, 101 units of Buffalo Lodge & The Dakota were sold during the launch program; at Stratton, SnowBridge was 89% sold out at the launch; and at Whistler, the 121-unit One Whistler Village and the 28-unit

Mountain Star projects were both sold out in just one hour from the commencement of their launches.

Outlook

We welcome to the Intrawest family the employees at Whistler, Copper and Mont Ste. Marie and a number of new shareholders, many of whom we met in person on our roadtrip across the continent. This successful quarter is just the beginning of the bright future we see for your Company. Intrawest's strategic acquisition activity over the past few years and our ability to "create resorts that create demand" have laid the foundation for long-term sustainable growth.

On May 15, 1997, the Board of Directors of the Company declared a dividend of $0.08 per common share payable on July 23, 1997 to owners of record on July 9, 1997.

On behalf of the Board,

Joe S. Houssian
Chairman, President and
Chief Executive Officer

Daniel O. Jarvis
Executive Vice President
and Chief Financial Officer

May 15, 1997

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                INTRAWEST CORPORATION



Date: June 16, 1997             By    /s/ ROSS MEACHER
                                   --------------------------
                                   Name:  Ross Meacher
                                   Title: Corporate Secretary